

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2010

Mr. Michael F. Holloran
Chief Executive Officer
Intelligent Living Corp.
2323 Quebec Street, Suite 221
Vancouver, B.C., Canada V5T 4S7

> **Re:** **Intelligent Living Corp.**
> **Form 10-K/A for the Fiscal Year Ended May 31, 2009**
> **Filed August 18, 2010**
> **File No. 000-25335**

Dear Mr. Halloran:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael Page
Jackson & Campbell, P.C.
Via Facsimile